UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2013

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 28 March 2013

France Telecom-Orange publishes its 2012 Registration Document

On 27 March 2013, France Telecom-Orange filed with the French Autorité des Marchés Financiers its 2012 Registration Document.

The 2012 registration document includes the following information:

•

the annual financial report;

•

the management report of the Board of Directors to the Shareholders Meeting of 28 May 2013;

•

the Chairman’s report on corporate governance and internal control; and

•

the information relating to the fees paid to France Telecom’s statutory auditors.

The French version of the Registration Document is available to the public free of charge in accordance with applicable French regulations. It is also available on the AMF’s website at: www.amf-france.org, and on the company's website at: www.orange.com under finance/toute l'information réglementée.

The English version of the Registration Document will be soon available on the AMF and the company's websites.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with annual sales of 43.5 billion euros and has 170,000 employees worldwide at 31 December 2012, including 105,000 employees in France. Present in 32 countries, the Group has a total customer base close to 231 million customers at 31 December 2012, including 172 million mobile customers and 15 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development.

France Telecom (NYSE:FTE) is listed on NYSE Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contact:

Sébastien Audra, sebastien.audra@orange.com

Olivier Emberger, olivier.emberger@orange.com

Tom Wright, tom.wright@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 28, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations